FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated July 25, 2007- Logan Resources Expands Claim Block at Heidi Gold Project; Completes Final Payment to Secure 100% Interest in the Property

2.

News Release dated July 26, 2007- Diamond Drill Underway at Logan Resources’ Shell Creek Copper Project

3.

News Release dated July 31, 2007- Five Targets Tested at Logan Resources’ May Creek Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  August 9, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

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LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Wednesday July 25, 2007

LOGAN RESOURCES EXPANDS CLAIM BLOCK AT HEIDI GOLD PROJECT;

COMPLETES FINAL PAYMENT TO SECURE 100% INTEREST IN THE PROPERTY

Vancouver, Wednesday, July 25, 2007 - Logan Resources Ltd. (TSX-V:LGR) today announced that it has staked 166 claims around the 54 claims which originally comprised the Heidi project to secure additional ground around priority target areas. The property now consists of 220 mineral claims covering approximately 4,074 hectares (10,067 acres).

The Company’s diamond drill program at Heidi tested several targets over an extensive area of coincident IP, magnetic and gold soil geochemical anomalies.  Nineteen diamond drill holes were completed. Assays are pending. The diamond drill and crew have been moved to the Shell Creek copper-gold property.

In addition, the Company is pleased to report that it has completed the final property payment to earn a 100% interest (subject to 2% NSR) in the property.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites. The Company currently has 34,960,363 shares outstanding.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young, President and Director

For further information please contact:
Seamus Young, President and Director

604-689-0299 x 223

The RAYA Group, Investor Relations
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Thursday July 26, 2007

DIAMOND DRILL PROGRAM UNDERWAY AT LOGAN RESOURCES’ SHELL CREEK COPPER PROJECT

Vancouver – Thursday, July 26, 2007 – Logan Resources Ltd. (TSX-V:LGR) today announced that it has commenced the diamond drill program to test its priority copper-gold targets at the Company’s Shell Creek project located 75 km northwest of Dawson City, Yukon.

The Shell Creek property is one of Logan’s premiere copper-gold projects in the Yukon. The property hosts an extensive copper soil geochemical anomaly covering numerous kilometers. It is also associated with large gravity and magnetometer anomalies, and is adjacent to the Tintina Fault, a major structure associated with several significant mineral deposits in western Canada.

Samples collected from the property have assayed up to 1.84% copper and 9.08 g/t gold. Anomalous uranium, gold, and certain rare earth element values in soils also contribute to the attraction and potential of Shell Creek. The Shell Creek project consists of 628 claims covering approximately 27,182 acres (11,000 hectares).

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites. The Company currently has 34,960,363 shares outstanding.

 ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young, President and Director

For further information please contact:
Seamus Young, President and Director

604-689-0299 x 223

The RAYA Group, Investor Relations
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Tuesday July 31, 2007

FIVE TARGETS DRILL TESTED AT LOGAN RESOURCES’ MAY CREEK PROJECT

Vancouver  – Tuesday, July 31, 2007 – Logan Resources Ltd. (TSX-V:LGR) today announced that the drill program at the May Creek project, located approximately 45 km northwest of Mayo, Yukon has tested five targets on the property. Five reverse circulation holes were drilled. Samples have been logged, riffle-split and sent in to the assay lab. Assay results will be reported when they are received and compiled.

The May Creek project was acquired in late fall 2006. The property consists of 84 mineral claims (covering 4,338 acres, 1,755 hectares) and covers what is believed to be a precious and base metal system associated with a Tombstone Intrusion. Over the winter months, Logan's geological team compiled the results of numerous geochemical surveys and historical trenching programs conducted at May Creek. The analysis indicates a skarn-type deposit with aureoles of gold, silver, copper and zinc mineralization extending over numerous kilometres. Five targets were identified over areas of significant surface mineralization, in prospective geology. This is the first time this property has been drilled. Logan has an option to earn a 100% interest (subject to 2% NSR) in the project.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites. The Company currently has 34,960,363 shares outstanding.

ON BEHALF OF THE BOARD

“Judith T. Mazvihwa”
Judith T. Mazvihwa, CFO and Director

For further information please contact:
Judith T. Mazvihwa, CFO and Director

604-689-0299 x 224

The RAYA Group, Investor Relations
Toll-free: 1-877-626-2121

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.